Filed Pursuant to Rule 253(g)(2)

File No. 024-11057

RSE ARCHIVE, LLC

SUPPLEMENT NO. 1 DATED SEPTEMBER 21, 2021

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 25

DATED SEPTEMBER 10, 2021

This Supplement No. 1 dated September 21, 2021, supplements the Post-Qualification Offering Circular Amendment No. 25 of RSE Archive, LLC (the “Company”) dated September 10, 2021, which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on September 10, 2021 and qualified on September 21, 2021, as may be further amended and supplemented (the “Offering Circular”).  This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein).  Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to replace in its entirety Appendix B of Post-Qualification Offering Circular Amendment No. 25, from which the content contained herein relating to Series #89TMNT and Series #PUNK9670 was inadvertently omitted.  This content appeared in Appendix B of Post-Qualification Offering Circular Amendment No. 24 in the same form.  Except as specifically set forth in this Supplement No. 1, the Offering Circular remains unchanged.

APPENDIX B

USE OF PROCEEDS – SERIES #89TMNT

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #89TMNT Asset Cost (1)	$20,000	90.91%
	Interests issued to Asset Seller as part of total consideration (1)	$0	0.00%
	Cash on Series Balance Sheet	$300	1.36%
	Brokerage Fee	$220	1.00%
	Offering Expenses (2)	$500	2.27%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Authentication Expense	$0	0.00%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$100	0.45%
	Marketing Materials	$200	0.91%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	$680	3.09%
	Total Fees and Expenses	$1,700	7.73%
	Total Proceeds	$22,000	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

Upon the Closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series.

On the date listed in the Series Detail Table, the Company entered into the agreement listed in the Series Detail Table regarding the Underlying Asset with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Series Detail Table
Agreement Type	Upfront Purchase
Date of Agreement	7/6/2021
Expiration Date of Agreement	N/A
Down-payment Amount	$0
Installment 1 Amount	$20,000
Installment 2 Amount	$0
Interests issued to Asset Seller as part of total consideration	$0
Asset Seller Specifics	None
Acquisition Expenses	$300

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses related to the anticipated Custody Fee, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series.  Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES 1989 NES TEENAGE MUTANT NINJA TURTLES VIDEO GAME

Investment Overview

•Upon completion of the Series #89TMNT Offering, Series #89TMNT will purchase a 1989 NES Teenage Mutant Ninja Turtles Video Game graded Wata 9.4 A for Series #89TMNT (The “Series 1989 NES Teenage Mutant Ninja Turtles Video Game” or the “Underlying Asset” with respect to Series #89TMNT, as applicable), the specifications of which are set forth below.

•The NES was launched in New York City in October 1985, Los Angeles in February 1986, and the rest of North America in September of 1986.  Nintendo sold 61.9 million NES units worldwide.

•Teenage Mutant Ninja Turtles (TMNT) is a multimedia franchise centered around four vigilante turtles that first started off as a comic book in 1984 and has grown to include cartoons, video games, and films.

•The Underlying Asset is a 1989 NES Teenage Mutant Ninja Turtles Video Game graded Wata 9.4 A.

Asset Description

Overview & Authentication

•Nintendo is a Japanese multinational consumer electronics and video game company founded in 1889 which remains a one of the highest-grossing video game companies in the world, with a reported revenue of $13.8 billion for the first three quarters of the 2020 fiscal year (ending December 2020).

•The Nintendo Entertainment System (NES) was a console released by Nintendo for U.S. Markets in 1985.2

•The NES was launched in New York City in October 1985, Los Angeles in February 1986, and the rest of North America in September of 1986.  Nintendo sold 61.9 million NES units worldwide.

•The NES system was sold new in the United States until it was discontinued in 1995.

•Cartoonists Kevin Eastman and Peter Laird created the TMNT series and published the first comic book in 1984. The comic book featured the four turtles — Leonardo, Raphael, Donatello, and Michelangelo — and was a fast success. The first printing of 3,000 copies sold out in a few weeks and led to reprints and follow-up issues.

•In December 1987, the Teenage Mutant Ninja Turtles cartoon TV show debuted. The show would run from 1987-1996 and include 193 episodes.

•In 1989, a Japanese video game producer called Konami released Teenage Mutant Ninja Turtles for the NES. The game remains polarizing among critics, with some applauding its “visuals and stage variety,” while others lamenting its level design.

•The 1989 TMNT video game sold 4.17 million copies, placing 9th all-time for a NES game.

•The Underlying Asset has been issued a grade of 9.4 A by Wata with Certification No. 582277-019.

Notable Features

•The Underlying Asset is a 1989 NES Teenage Mutant Ninja Turtles Video Game graded Wata 9.4 A.

•The Underlying Asset is 1 of 11 examples graded Wata 9.4 with 10 graded higher.

Notable Defects

•The Underlying Asset shows signs of wear consistent with its condition grade from Wata Games.

Details

Series 1989 NES Teenage Mutant Ninja Turtles Video Game
Game	Teenage Mutant Ninja Turtles
System	NES
Manufacturer	Nintendo
Production Year	1989
Box Variant	Rev-A, Oval SOQ TM, 3 Screw Cart
Rarity	1 of 10 (Wata 9.4)
Authentication	Wata Games
Box Grade	9.4
Seal Rating	A
Certification No.	582277-019

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1989 NES Teenage Mutant Ninja Turtles Video Game going forward.

USE OF PROCEEDS – SERIES #PUNK9670

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #PUNK9670 Asset Cost (1)	$62,100	86.25%
	Interests issued to Asset Seller as part of total consideration (1)	$0	0.00%
	Cash on Series Balance Sheet	$300	0.42%
	Brokerage Fee	$720	1.00%
	Offering Expenses (2)	$540	0.75%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Authentication Expense	$0	0.00%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$100	0.14%
	Marketing Materials	$200	0.28%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	$8,040	11.17%
	Total Fees and Expenses	$9,600	13.33%
	Total Proceeds	$72,000	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

Upon the Closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series.

As indicated in the Series Detail Table, the Company entered into an agreement with the Asset Seller to acquire the Underlying Asset.

Series Detail Table
Agreement Type	Upfront Purchase
Date of Agreement	7/13/2021
Expiration Date of Agreement	N/A
Down-payment Amount	$0
Installment 1 Amount	$62,100
Installment 2 Amount	$0
Interests issued to Asset Seller as part of total consideration	$0
Asset Seller Specifics	None
Acquisition Expenses	$300

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses related to the anticipated Custody Fee, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series.  Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES CRYPTOPUNK 9670

Investment Overview

•Upon completion of the Series #PUNK9670 Offering, Series #PUNK9670 will purchase CryptoPunk #9670 for Series #PUNK9670 (The “Series CryptoPunk 9670” or the “Underlying Asset” with respect to Series #PUNK9670, as applicable), the specifications of which are set forth below.

•Non-fungible tokens (NFTs) are unique digital assets that exist on a blockchain (a distributed public ledger) and are used to represent tangible and intangible items such as art, sports highlights, and virtual avatars.

•CryptoPunks are a collection of 10,000 algorithmically generated unique, collectible characters with proof of ownership stored on the Ethereum blockchain.

•The Underlying Asset is CryptoPunk #9670.

Asset Description

Overview & Authentication

•In June of 2017, the founders of Larva Labs, Matt Hall and John Watkinson, released 10,000 CryptoPunks to the public. Each CryptoPunk character was generated algorithmically from a set of templates, creating unique characters with varying levels of rarity and characteristics.

•The CryptoPunks were released for free (not including the transaction fees) and could be claimed by anyone with an Ethereum wallet.

•Larva Labs, the creator of the CryptoPunks, does not receive any royalty payments on secondary sales of CryptoPunks, including the Underlying Asset.

•Hall told Mashable.com in 2017 that the project was “conceived to test out some of the dynamics of scarcity and demand.”

•There are five different CryptoPunk types. The rarest is Alien (9 total), followed by Ape (24 total), Zombie (88 total), Female (3,840 total), and the least rare, Male (6,039 total).

•CryptoPunks can be bought and sold via a marketplace embedded in the blockchain. Buyers use the crypto currency Ethereum to transact.

•The record sale for a CryptoPunk occurred on June 10, 2021. Shalom Mackenzie (the largest shareholder in DraftKings) purchased a CryptoPunk for over $11.7 million in a Sotheby’s auction. The CryptoPunk purchased by Mackenzie was an Alien Punk—the rarest of the five Punk types.

•The Underlying Asset is accompanied by proof of ownership stored on the Ethereum blockchain.

Notable Features

•The Underlying Asset is CryptoPunk #9670.

•The Underlying Asset is one of 3,840 Female CryptoPunks in existence.

•The Underlying Asset has two accessories: Nerd Glasses and Crazy Hair.

•There are 414 CryptoPunks that have the Crazy Hair accessory and 572 CryptoPunks that have the Nerd Glasses accessory.

•The Underlying Asset was first claimed on June 23, 2017.

•The prior sale history for the Underlying Asset is as follows: sold for $14,475 on February 4, 2021; and sold for $54,026 on March 11, 2021.

•Similar CryptoPunks with identical attributes to the Underlying Asset (Crazy Hair and Nerd Glasses) sold for the following amounts: $111,512 on August 1, 2021 (CryptoPunk #1353); $126,646 on July 31, 2021 (CryptoPunk #3645), $62,820 on July 6, 2021 (CryptoPunk #7222); and $33,747 on March 28, 2021 (CryptoPunk #7222).

Notable Defects

•The Underlying Asset is consistent with the description provided by Larva Labs and proof of ownership stored on the Ethereum blockchain.

Details

Series CryptoPunk 9670
Creator	Larva Labs
NFT	CryptoPunk
Number	9670
Type	Female
Type Rarity	1 of 3,840 (Female)
Accessories	Nerd Glasses, Crazy Hair
Accessory Rarity	1 of 414 (Crazy Hair)
Accessory Rarity	1 of 572 (Nerd Glasses)
Date of 1st Claim	June 23, 2017
Proof of Ownership	Ethereum Blockchain

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series CryptoPunk 9670 going forward.

USE OF PROCEEDS – SERIES #NESWWF

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #NESWWF Asset Cost (1)	$15,000	83.33%
	Interests issued to Asset Seller as part of total consideration (1)	$0	0.00%
	Cash on Series Balance Sheet	$300	1.67%
	Brokerage Fee	$180	1.00%
	Offering Expenses (2)	$500	2.78%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Authentication Expense	$0	0.00%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$100	0.56%
	Marketing Materials	$200	1.11%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	$1,720	9.56%
	Total Fees and Expenses	$2,700	15.00%
	Total Proceeds	$18,000	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

Upon the Closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series.

On the date listed in the Series Detail Table, the Company entered into the agreement listed in the Series Detail Table regarding the Underlying Asset with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Series Detail Table
Agreement Type	Upfront Purchase
Date of Agreement	8/13/2021
Expiration Date of Agreement	N/A
Down-payment Amount	$0
Installment 1 Amount	$15,000
Installment 2 Amount	$0
Interests issued to Asset Seller as part of total consideration	$0
Asset Seller Specifics	None
Acquisition Expenses	$300

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses related to the anticipated Custody Fee, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series.  Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES 1989 NES WWF WRESTLEMANIA VIDEO GAME

Investment Overview

•Upon completion of the Series #NESWWF Offering, Series #NESWWF will purchase a 1989 NES WWF Wrestlemania Video Game graded Wata 9.6 A+ for Series #NESWWF (The “Series 1989 NES WWF Wrestlemania Video Game” or the “Underlying Asset” with respect to Series #NESWWF, as applicable), the specifications of which are set forth below.

•The NES was launched in New York City in October 1985, Los Angeles in February 1986, and the rest of North America in September of 1986.  Nintendo sold 61.9 million NES units worldwide.

•WWF Wrestlemania is a NES video game created by British game developer Rare and released in 1989.

•The Underlying Asset is a 1989 NES WWF Wrestlemania Video Game graded Wata 9.6 A+.

Asset Description

Overview & Authentication

•Nintendo is a Japanese multinational consumer electronics and video game company founded in 1889 which remains a one of the highest-grossing video game companies in the world, with a reported revenue of $13.8 billion for the first three quarters of the 2020 fiscal year (ending December 2020).

•The Nintendo Entertainment System (NES) was a console released by Nintendo for U.S. Markets in 1985.

•The NES was launched in New York City in October 1985, Los Angeles in February 1986, and the rest of North America in September of 1986.  Nintendo sold 61.9 million NES units worldwide.

•The NES system was sold new in the United States until it was discontinued in 1995.

•WWF Wrestlemania was the first licensed game to feature real wrestlers by name.

•WWF Wrestlemania featured six wrestlers: Hulk Hogan, Andre the Giant, “Macho Man” Randy Savage, “The Million Dollar Man” Ted DiBiase, Bam Bam Bigelow, and The Honky Tonk Man.

•According to IGN, though the gameplay was basic, the personality of the WWF was captured for the first time in WWF Wrestlemania. “A monster franchise was born.”

·

•The Underlying Asset has been issued a grade of 9.6 A+ by Wata with Certification No. 578190-086.

Notable Features

•The Underlying Asset is a 1989 NES WWF Wrestlemania Video Game graded Wata 9.6 A+.

Notable Defects

•The Underlying Asset shows signs of wear consistent with its condition grade from Wata Games.

•The Underlying Asset is 1 of 3 1989 NES WWF Wrestlemania Video Game examples graded Wata 9.6 A+ with one graded higher.

Details

Series 1989 NES WWF Wrestlemania Video Game
Game	WWF Wrestlemania
System	NES
Manufacturer	Rare
Production Year	1989

Box Variant	Rev-A, Round SOQ, First-party, H-Seam
Rarity	1 of 3 (Wata 9.6 A+)
Authentication	Wata Games
Box Grade	9.6
Seal Rating	A+
Certification No.	578190-086

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1989 NES WWF Wrestlemania Video Game going forward.

USE OF PROCEEDS – SERIES #PUNK8103

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #PUNK8103 Asset Cost (1)	$300,000	53.57%
	Interests issued to Asset Seller as part of total consideration (1)	$200,000	35.71%
	Cash on Series Balance Sheet	$300	0.05%
	Brokerage Fee	$5,600	1.00%
	Offering Expenses (2)	$4,200	0.75%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Authentication Expense	$0	0.00%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$100	0.02%
	Marketing Materials	$200	0.04%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	$49,600	8.86%
	Total Fees and Expenses	$59,700	10.66%
	Total Proceeds	$560,000	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

Upon the Closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series.

On the date listed in the Series Detail Table, the Company entered into the agreement listed in the Series Detail Table regarding the Underlying Asset with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Series Detail Table
Agreement Type	Upfront Purchase
Date of Agreement	9/7/2021
Expiration Date of Agreement	N/A
Down-payment Amount	$0
Installment 1 Amount	$300,000
Installment 2 Amount	$0
Interests issued to Asset Seller as part of total consideration	$200,000
Asset Seller Specifics	None
Acquisition Expenses	$300

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses related to the anticipated Custody Fee, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series.  Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES CRYPTOPUNK 8103

Investment Overview

•Upon completion of the Series #PUNK8103 Offering, Series #PUNK8103 will purchase a Number 8103 Male CryptoPunk NFT for Series #PUNK8103 (the “Series CryptoPunk 8103” or the “Underlying Asset” with respect to Series #PUNK8103, as applicable), the specifications of which are set forth below.

•Non-fungible tokens (NFTs) are unique digital assets that exist on a blockchain (a distributed public ledger) and are used to represent tangible and intangible items such as art, sports highlights, and virtual avatars.

•CryptoPunks are a collection of 10,000 algorithmically generated unique, collectible characters with proof of ownership stored on the Ethereum blockchain.

•The Underlying Asset is a Number 8103 Male CryptoPunk NFT.

Asset Description

Overview & Authentication

•In June of 2017, the founders of Larva Labs, Matt Hall and John Watkinson, released 10,000 CryptoPunks to the public. Each CryptoPunk character was generated algorithmically from a set of templates, creating unique characters with varying levels of rarity and characteristics.

•The CryptoPunks were released for free (not including the transaction fees) and could be claimed by anyone with an Ethereum wallet.

•Larva Labs, the creator of the CryptoPunks, does not receive any royalty payments on secondary sales of

•CryptoPunks, including the Underlying Asset.

•Hall told Mashable.com in 2017 that the project was “conceived to test out some of the dynamics of scarcity and demand.”

•There are five different CryptoPunk types. The rarest is Alien (9 total), followed by Ape (24 total), Zombie (88 total), Female (3,840 total), and the least rare, Male (6,039 total).

•CryptoPunks can be bought and sold via a marketplace embedded in the blockchain. Buyers use the crypto currency Ethereum to transact.

•The record sale for a CryptoPunk occurred on June 10, 2021. Shalom Mackenzie (the largest shareholder in DraftKings) purchased a CryptoPunk for over $11.7 million in a Sotheby’s auction. The CryptoPunk purchased by Mackenzie was an Alien Punk — the rarest of the five Punk Types.

•The Underlying Asset is accompanied by proof of ownership stored on the Ethereum blockchain.

Notable Features

•The Underlying Asset is CryptoPunk #8103.

•The Underlying Asset is a Male CryptoPunk.

•There are 6,039 Male CryptoPunks.

•The Underlying Asset has three accessories: Bandana, Front Beard Dark, and VR.

•481 CryptoPunks have the Bandana accessory, 260 CryptoPunks have the Front Beard Dark accessory, and 332 CryptoPunks have the VR accessory.

•The Underlying Asset was first claimed on June 23, 2017.

•The Underlying Asset was sold on February 14, 2021 for $20,799 and again on March 18, 2021 for $53,525.

Notable Defects

•The Underlying Asset is consistent with the description provided by Larva Labs and proof of ownership stored on the Ethereum blockchain.

Details

Series CryptoPunk 8103
Creator	Larva Labs
NFT	CryptoPunk
Number	8103
Type	Male
Type Rarity	1 of 6,039 (Male)
Accessories	Bandana, Front Beard Dark, VR
Accessory Rarity	1 of 481 (Bandana)
Accessory Rarity	1 of 260 (Front Beard Dark)
Accessory Rarity	1 of 332 (VR)
Date of 1st Claim	June 23, 2017
Proof of Ownership	Ethereum Blockchain

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series CryptoPunk 8103 going forward.

USE OF PROCEEDS – SERIES #18ALLEN

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #18ALLEN Asset Cost (1)	$32,500	90.28%
	Interests issued to Asset Seller as part of total consideration (1)	$0	0.00%
	Cash on Series Balance Sheet	$300	0.83%
	Brokerage Fee	$360	1.00%
	Offering Expenses (2)	$500	1.39%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Authentication Expense	$0	0.00%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$100	0.28%
	Marketing Materials	$200	0.56%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	$2,040	5.67%
	Total Fees and Expenses	$3,200	8.89%
	Total Proceeds	$36,000	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

Upon the Closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series.

On the date listed in the Series Detail Table, the Company entered into the agreement listed in the Series Detail Table regarding the Underlying Asset with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Series Detail Table
Agreement Type	Upfront Purchase
Date of Agreement	6/16/2021
Expiration Date of Agreement	N/A
Down-payment Amount	$0
Installment 1 Amount	$32,500
Installment 2 Amount	$0
Interests issued to Asset Seller as part of total consideration	$0
Asset Seller Specifics	None
Acquisition Expenses	$300

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses related to the anticipated Custody Fee, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series.  Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES 2018 JOSH ALLEN ROOKIE CARD

Investment Overview

•Upon completion of the Series #18ALLEN Offering, Series #18ALLEN will purchase a 2018 National Treasures #163 Josh Allen Autographed Jersey Rookie Card graded BGS 9.5 for Series #18ALLEN (The “Series 2018 Josh Allen Rookie Card” or the “Underlying Asset” with respect to Series #18ALLEN, as applicable), the specifications of which are set forth below.

•The Panini Group was founded in 1961 in Modena, Italy and has grown to have subsidiaries around the world specializing in sticker and trading card collectibles as well as magazines, comic books, manga, and graphic novels.

•Josh Allen is a professional football player who currently plays quarterback for the Buffalo Bills. In three NFL seasons Allen has been named to one Pro Bowl and most recently led the Bills to a 13-3 record in the 2020 regular season, losing in the AFC Championship Game.

•The Underlying Asset is a 2018 National Treasures #163 Josh Allen Autographed Jersey Rookie Card graded BGS 9.5.

Asset Description

Overview & Authentication

•Josh Allen was born on May 21, 1996, in Firebaugh, California.

•Allen attended college at the University of Wyoming from 2015 to 2017. Over three seasons, Allen played in 27 games as the Wyoming Cowboys quarterback, completing 365 passes in 649 attempts for a total of 5,066 yards and 44 touchdowns.

•Allen was drafted 7th overall by the Buffalo Bills in the 2018 NFL Draft.

•During Allen’s first season at age 22, he played in 12 games (starting 11 of them), completing 52.8% of his passes for 2,074 yards, 10 touchdowns, and 12 interceptions.

•During Allen’s second season in 2019, he started all 16 regular season games, completing 58.8% of his passes for 3,089 yards, 20 touchdowns, and 9 interceptions.

•During the 2020 season, Allen started all 16 games once again, completing 69.2% of his passes or 4,544 yards, 37 touchdowns, and 10 interceptions. Allen was selected to his first Pro Bowl for his performance during the 2020 season.

•Allen finished second in voting for the NFL MVP award in 2020, losing out to Aaron Rodgers.

•Allen is 6’5’’.

•Coming out of college, many analysts and scouts were skeptical of Allen and believed that he was a very raw prospect with an inconsistent record. In 2021, after Allen narrowly missed out on winning an NFL MVP, CBS wrote the following: “Josh Allen has gone from laughing-stock draft prospect, to serviceable rookie starter, to solid but volatile second-year pro, to MVP vote-getter in three seasons in the NFL, and Bills GM Brandon Beane has done a marvelous job building around his towering quarterback with the rocket arm.”

•Panini’s National Treasures series is a yearly premium release that features autographed and limited-production cards.

•The Underlying Asset has been issued a grade of GEM MINT 9.5 by Beckett Grading Services (BGS) with Certification No. 0012078308.

Notable Features

•The Underlying Asset is a 2018 National Treasures #163 Josh Allen Autographed Jersey Rookie Card graded BGS 9.5.

•The Underlying Asset’s BGS Condition Report consists of the following grades: Centering: 10, Corners: 9, Edges: 9.5, Surface: 9.5, Autograph: 10.

•The Underlying Asset is 1 of 16 2018 National Treasures #163 Josh Allen Autographed Jersey Rookie Card examples graded BGS 9.5 with 0 graded higher.

•The Underlying Asset comes from a total print-run of 99.

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from BGS.

Details

Series 2018 Josh Allen Rookie Card
Sport	Football
Professional League	NFL
Player	Josh Allen
Team	Buffalo Bills
Year / Season	2018
Memorabilia Type	Trading Card
Manufacturer	Panini
Print-run	/99
Rarity	1 of 16 (BGS 9.5)
Number in Set	#163
Authentication	Beckett Grading Services (BGS)
Grade	9.5
Grade (Centering)	10
Grade (Corners)	9
Grade (Edges)	9.5
Grade (Surface)	9.5
Grade (Autograph)	10
Certification No.	0012078308

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 2018 Josh Allen Rookie Card going forward.

USE OF PROCEEDS – SERIES #36OWENS

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #36OWENS Asset Cost (1)	$20,000	80.00%
	Interests issued to Asset Seller as part of total consideration (1)	$0	0.00%
	Cash on Series Balance Sheet	$300	1.20%
	Brokerage Fee	$250	1.00%
	Offering Expenses (2)	$500	2.00%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Authentication Expense	$0	0.00%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$100	0.40%
	Marketing Materials	$200	0.80%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	$3,650	14.60%
	Total Fees and Expenses	$4,700	18.80%
	Total Proceeds	$25,000	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

Upon the Closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series.

On the date listed in the Series Detail Table, the Company entered into the agreement listed in the Series Detail Table regarding the Underlying Asset with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Series Detail Table
Agreement Type	PurchaseAgreement
Date of Agreement	7/1/2021
Expiration Date of Agreement	N/A
Down-payment Amount	$0
Installment 1 Amount	$20,000
Installment 2 Amount	$0
Interests issued to Asset Seller as part of total consideration	$0
Asset Seller Specifics	None
Acquisition Expenses	$300

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses related to the anticipated Custody Fee, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series.  Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES 1936 JESSE OWENS OLYMPICS TICKETS

Investment Overview

•Upon completion of the Series #36OWENS Offering, Series #36OWENS will purchase Four Tickets From Jesse Owens' Gold Medal Events in the 1936 Berlin Olympics for Series #36OWENS (The “Series 1936 Jesse Owens Olympics Tickets” or the “Underlying Asset” with respect to Series #36OWENS, as applicable), the specifications of which are set forth below.

•Jesse Owens was an athlete known for winning four gold medals in track and field at the 1936 Berlin Olympics.

•The 1936 Berlin Olympics took place in Nazi Germany during the build-up to World War Two. Adolf Hitler hoped the competition “would be a showcase of Aryan supremacy.” The four gold medals won by Owens (an African American) became a symbol for the fight against Nazism.

•The Underlying Asset is Four Tickets From Jesse Owens' Gold Medal Events in the 1936 Berlin Olympics.

Asset Description

Overview & Authentication

•James “Jesse” Cleveland Owens was born on September 12, 1913, in Danville, Alabama. He was the son of a sharecropper and the grandchild of slaves.

•After moving to Cleveland at the age of 9, Owens ran his first race at age 13. While at East Technical High School, he “became a nationally known sprinter.”

•Owens attended Ohio State University where he would break multiple world records in track and field.

•The United States Olympic track team had 10 black athletes including Owens. The Nazis “derided the Americans for relying on what the Nazis called an inferior race.”

•On August 3, 1936, Owens won the gold medal in the 100-meter dash with a time of 10.3 seconds (matching the world record).

•On August 4, 1936, Owens won the gold medal in the long jump with a distance of 26 feet and 5 3/8 inches (breaking the world record).

•On August 5, 1936, Owens won the gold medal in the 200-meter dash with a time of 20.7 seconds (breaking the world record).

•On August 9, 1936, Owens was a part of the team that won the gold medal in the 4 X 100-meter relay.

•Originally, Owens was not scheduled to participate in the 4 X 100-meter relay. But before the race, American Olympic officials decided to remove two Jewish athletes from the team to “avoid offending the Nazis.” Owens and Ralph Metcalfe, who were both black, were substituted instead. Hitler did not congratulate any of the American black winners. Owens would later say “I didn't go to Berlin to shake hands with him, anyway. All I know is that I'm here now, and Hitler isn't.”

•Owens died on March 31, 1980. In the New York Times obituary, Owens was called “perhaps the greatest and most famous athlete in track and field history.”

•The Underlying Asset includes 1 ticket from Jesse Owens’ first gold medal win in the 1936 Berlin Olympics that has been issued a grade of MINT 9 by Professional Sports Authenticators (PSA) with Certification No. 16060273.

•The Underlying Asset includes 1 ticket from Jesse Owens’ second gold medal win in the 1936 Berlin Olympics that has been issued a grade of EX-MT 6 by Professional Sports Authenticators (PSA) with Certification No. 16060272.

•The Underlying Asset includes 1 ticket from Jesse Owens’ third gold medal win in the 1936 Berlin Olympics that has been issued a grade of VG 3 by Professional Sports Authenticators (PSA) with Certification No. 22858876.

•The Underlying Asset includes 1 ticket from Jesse Owens’ fourth gold medal win in the 1936 Berlin Olympics that has been issued a grade of AUTHENTIC by Professional Sports Authenticators (PSA) with Certification No. 20549754.

Notable Features

•The Underlying Asset is Four Tickets From Jesse Owens' Gold Medal Events in the 1936 Berlin Olympics.

•The Underlying Asset includes 1 of 1 tickets from Jesse Owens’ first gold medal win in the 1936 Berlin Olympics graded PSA 9 with 0 graded higher.

•The Underlying Asset includes 1 of 1 tickets from Jesse Owens’ second gold medal win in the 1936 Berlin Olympics graded PSA 6 with 0 graded higher.

•The Underlying Asset includes 1 of 1 tickets from Jesse Owens’ third gold medal win in the 1936 Berlin Olympics graded PSA 3 with 2 graded higher.

•The Underlying Asset includes 1 of 1 tickets from Jesse Owens’ fourth gold medal win in the 1936 Berlin Olympics graded PSA Authentic with 1 graded higher.

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from PSA.

Details

Series 1936 Jesse Owens Olympics Tickets
Sport	Track & Field
Memorabilia Type	Ticket
Player	Jesse Owens
Competition	Olympics
Year	1936
Location	Berlin
Authentication	Professional Sports Authenticators (PSA)
Event	100 Meter Dash
Date	August 3
Rarity	1 of 1 (PSA 9)
Grade	9
Certification No.	16060273
Event	Long Jump
Date	August 4
Rarity	1 of 1 (PSA 6)
Grade	6
Certification No.	16060272
Event	200 Meter Dash

Date	August 5
Rarity	1 of 1 (PSA 3)
Grade	3
Certification No.	22858876
Event	4 X 100 Meter Relay
Date	August 9
Rarity	1 of 1 (PSA AUTHENTIC)
Grade	AUTHENTIC
Certification No.	20549754

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1936 Jesse Owens Olympics Tickets going forward.